6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                November 7, 2002

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

    Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                              Form 20-F X         Form 40-F


  Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes                 No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

                                                                November 7, 2002
                                                                          P 364e
                                                                Michael Grabicki
                                                           Tel. +49 621 60-99938
                                                            Fax +49 621 60-20129
                                                     michael.grabicki@basf-ag.de

             BASF reaches agreements with direct vitamin purchasers
                              in the United States

     BASF Aktiengesellschaft announces that it has reached agreements in principle to settle all remaining pending claims for damages from direct purchasers of vitamins sold in the United States. In total, BASF expects that these agreements and the settlement of claims from indirect customers that are pending in the United States will result in an additional charge on income of about EUR100 million. This amount will be included in the company's third-quarter results. BASF confirms its earlier statement that income from operations before special items for the third quarter of 2002 will be considerably higher than in the same quarter in 2001.

     BASF is the world's leading chemical company. It aims to increase and sustain its corporate value through growth and innovation. BASF offers its customers a range of high-performance products, including chemicals, plastics, coatings systems, dispersions, agricultural products, fine chemicals as well as crude oil and natural gas. BASF's distinctive approach to integration, known in German as "Verbund," is its strength. It enables the company to achieve cost leadership and gives it a decisive competitive advantage in the long term. BASF acts in accordance with the principles of Sustainable Development. In 2001, BASF had sales of EUR32.5 billion (circa $29 billion) and over 90,000 employees worldwide. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF), Paris (BA) and Zurich (BAS). Further information on BASF is available on the Internet at www.basf.com.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               BASF Aktiengesellschaft


Date: November 7, 2002         By: /s/ Elisabeth Schick
                               ------------------------------------
                               Name: Elisabeth Schick
                               Title: Director Site Communications Ludwigshafen
                               and Europe


                               By: /s/ Christian Schubert
                               ------------------------------------
                               Name: Christian Schubert
                               Title: Director Corporate Communications
                               BASF Group